February 13, 2006


Via Telecopy and EDGAR
----------------------

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Security Federal Corporation ("Company")
          File No.000-16120
          --------------------------------------------------
          Form 10-K for the fiscal year ended March 31, 2005

Dear Mr. Nolan:

     This letter is to acknowledge receipt of the comment letter, dated January 31, 2006, regarding the Form 10-K for the fiscal year ended March 31, 2005 (the "Comment Letter").

     The following supplemental response is provided in connection with your comment on Note 3 to our Consolidated Financial Statements:

Notes to Consolidated Financial Statements
------------------------------------------

Note 3 Investment and Mortgage-Backed Securities, Available for Sale - page 35
------------------------------------------------------------------------------

      Comment: We note that you have both available for sale securities and held to maturity securities, as disclosed in Note 4, that have unrealized losses for 12 months or longer as of March 31, 2005. Please provide us with your comprehensive analysis describing how you determined that these mortgage-backed securities and agency securities were not other than temporarily impaired as of March 31, 2005. Refer to SAB Topic 5M and include the following in your analysis:

          *    the nature and terms of each significant investment;
          * the duration and extent to which the market value has been less than cost;
          * the time period you estimate until the forecasted recovery of fair value up to the cost of the investment and your basis for that estimate;

Mr. John P. Nolan
February 13, 2006
Page 2

          * a schedule or table listing each individual security that had unrealized losses for 12 months or longer at March 31, 2005, including acquisition cost, carrying value and unrealized losses; and
          * a rollforward of the schedule or table listed above for the period ended December 31, 2005.



     Response: Please see Exhibit A, which is attached hereto, for the detailed analysis for this response. This response also covers held to maturity securities that have unrealized losses for 12 months or longer as of March 31, 2005 contained in Note 4. Exhibit A shows the nature and terms of each of the 40 investment securities with unrealized losses of 12 months or greater at March 31, 2005. It also shows the durations and extent to which the market value has been less than cost, the estimated time for recovery of fair market value up to the cost of the investment and our basis for the estimate. Exhibit A also shows, for each of the 40 investment securities, our acquisition cost, carrying value, and unrealized losses at March 31, 2005.
The table also shows a roll-forward of those securities at December 31, 2005 and the same detailed information that was provided for March 31, 2005.

     We have concluded that the impairment of these securities is temporary. The sole cause of the impairment is the rise in market interest rates. We feel that the Fed will raise rates another 25 basis points at its next meeting and then, as many experts suggest, may begin easing rates in late 2006 or early 2007. The Ginnie Mae securities are backed by the full faith and credit of the federal government. The Fannie Maes, Freddie Macs, and FHLB securities are backed by the implied guarantee of the government.

     Security Federal has the ability to hold the 40 securities to maturity or near maturity. As these securities approach maturity and shorten in duration, the market values will naturally approach par. If market rates do stabilize or fall, this will bolster the market values. Security Federal has strong cash flow from deposit inflows, loan repayments, mortgage-backed securities repayments, and borrowing capacity. At March 31, 2005, the total cost of the 40 securities, $38.8 million, constituted 16% of Security Federal's total investment portfolio.

     We estimate the weighted average time to regain market value on the 40 securities back up to cost is approximately three years, which is a conservative estimate. We will continue to receive monthly payments on the mortgage-backed securities. At December 31, 2005, the amortized cost of the 40 securities had been reduced by $7.1 million, or 18% of the cost at 3/31/05. As the adjustable rate mortgage-backs re-price upward, the pre-payments on those securities will increase. Nine of the ten agency bonds in the held to maturity portfolio have step

Mr. John P. Nolan
February 13, 2006
Page 2


up features, although many of the steps are small in stature. These bonds will be called as they shorten in maturity and step higher in rate.

     We acknowledge that Security Federal Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Security Federal Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                    * * * * *

           If you have any questions concerning this matter, please contact the undersigned at(803)641-3070.

                                      Sincerely,

                                      /s/Roy G. Lindburg

                                      Roy G. Lindburg
                                      Chief Financial Officer






cc:   John Spitz, Staff Accountant, SEC
      Jason Caskey, Elliott Davis, LLC
      John F. Breyer, Jr., Breyer & Associates PC

                                                   EXHIBIT A

          AVAILABLE FOR SALE SECURITIES IN MORE THAN 12 MONTHS OF LOSS POSITION AS OF 3/31/05


                                                                 Acquist.          Acquisition
Cusip        Type             Description                          Date                Cost

36225CUB0    GNMA2 80577      1x1 ARM, rate adjust 4/05           7/26/02           $497,094
36225CTZ9    GNMA2 80567      1x1 ARM, rate adjust 4/05            8/9/02          1,970,769
36225CMJ2    GNMA2 80360      1x1 ARM, rate adjust 4/05           7/26/02            998,946
36225CUC8    GNMA2 80578      1x1 ARM, rate adjust 4/05          11/24/03          1,963,851
36225CT22    GNMA2 80568      1x1 ARM, rate adjust 4/05          12/23/02          1,330,953
36225CXG6    GNMA2 80678      1x1 ARM, rate adjust 4/05           3/24/03          1,269,141
36225CF27    GNMA2 80184      1x1 ARM, rate adjust 7/05           2/12/03          1,552,460
36225CXZ4    GNMA2 80695      1x1 ARM, rate adjust 7/05           5/22/03          2,039,375
36225CX92    GNMA2 80703      1x1 ARM, rate adjust 7/05           8/21/03          1,563,990
36225CY34    GNMA2 80729      1x1 ARM, rate adjust 10/05         12/23/03          1,571,369
36225CYE0    GNMA2 80708      1x1 ARM, rate adjust 10/05          7/23/03          1,550,311
36225CYG5    GNMA2 80710      1x1 ARM, rate adjust 10/05          7/23/03          1,558,125
36225CXH4    GNMA2 80679      1x1 ARM, rate adjust 1/06           3/24/03          1,526,250

                                                                  Subtotal        19,392,634

31990UMR4    FNMA 656568      5x1 ARM, rate adjusts 4/08          4/25/03          1,527,656
31401D3F6    FNMA 705598      5x1 ARM, rate adjusts 5/08          5/22/03          1,542,188
31401EAM1    FNMA 705712      5x1 ARM, rate adjusts 5/08          5/22/03          1,549,219
31401EAQ2    FNMA 705715      5x1 ARM, rate adjusts 6/08          6/23/03          1,548,750
31401D3T6    FNMA 705610      5x1 ARM, rate adjusts 6/08          6/23/03          1,544,063
31402ENR5    FNMA 726800      5x1 ARM, rate adjusts 7/08          8/21/03          1,513,920
31404FV59    FNMA 767536      5x1 ARM, rate adjusts 2/09          3/11/04          1,538,804

                                                                  Subtotal        10,764,600

31400DXG2    FNMA 684779      7x1 ARM, rate adjusts 10/09         3/24/03          1,308,367
31371KYX3    FNMA 254626      7 year balloon, matures 12/09       7/10/03          1,306,275
31282R4J0    FHLMC M80825     7 year balloon, matures 6/10        6/23/03          1,538,906
31401YWQ4    FNMA 722555      7x1 ARM, rate adjusts 7/10          7/29/03          1,543,594

                                                                  Subtotal         5,697,142

3128H4Z85    FHLMC E97067     10 year fixed, matures 6/13         7/30/03          1,528,404
31371K5T4    FNMA 254758      10 year fixed, matures 6/13         6/17/03          1,549,213
31371LB99    FNMA 254864      10 year fixed, matures 8/13         7/17/03          1,557,188


31371LB81    FNMA 254863      10 year fixed, matures 8/13         7/17/03           1,550,625
31371LB81    FNMA 254863      10 year fixed, matures 8/13         7/17/03           1,539,844

                                                                  Subtotal          7,725,274

31335HXR9    FHLMC C90688     20 year fixed, matures 4/23         6/12/03           1,534,688

                                                                  Subtotal          1,534,688

                                                                  Total-AFS        45,114,338



                                                   AS OF 3/31/05
                                                                                       At 3/31/05,
                                                                   # months         # of months till
             Amortized      Fair         Unrealized    3/31/05     of  Loss         cost recovery and
Cusip          Cost         Value          Loss         Coupon     Position     the basis for that estimate

36225CUB0    $222,856       $222,698     ($158)        2.75%         19          5  actual due to rate
                                                                                    adjust, went back due to
                                                                                    rate incr.
36225CTZ9     845,915        845,731      (184)        2.75%         19          2  actual due to rate
                                                                                    adjust, went back due to
                                                                                    rate incr.
36225CMJ2     573,473        572,8 46     (627)        2.75%         19          5  actual due to rate
                                                                                    adjust, went back due to
                                                                                    rate incr.
36225CUC8   1,188,829       1,187,397   (1,432)        2.75%         16          1  actual due to rate
                                                                                    adjust, went back due to
                                                                                    rate incr.
36225CT22     541,628         539,885   (1,743)        2.75%         19          6  actual due to rate
                                                                                    adjust, went back due to
                                                                                    rate incr.
36225CXG6     840,723         832,977   (7,746)        2.75%         16         12  est. due to rate adjust
                                                                                    to 4.75% on 4/06
36225CF27     577,105         573,672   (3,433)        3.38%         25          2  actual due to rate
                                                                                    adjust, went back due to
                                                                                    rate incr.
36225CXZ4   1,292,783       1,285,335   (7,448)        3.38%         21         15  est. due to rate adjust
                                                                                    to 5.375% on 7/06
36225CX92     907,395         899,751   (7,644)        3.38%         19          2  actual due to rate
                                                                                     adjust, went back due
 to                                                                                  rate incr.
36225CY34     947,083           938,349   (8,734)        3.50%        15         18  est. due to rate adjust
                                                                                     to 5.5% on 10/06
36225CYE0     992,818           974,871  (17,947)        3.50%        19         18  est. due to rate adjust
                                                                                     to 5.5% on 10/06
36225CYG5     934,239           915,589  (18,650)        3.50%        19         18  est. due to rate adjust
                                                                                     to 5.5% on 10/06
36225CXH4     929,878           920,293   (9,585)        2.75%        20         21  est. due to rate adjust
                                                                                     to 4.75% on 1/07
           10,794,725        10,709,394  (85,331)        3.11%        19         11
                                               WEIGHTED AVERAGE

31990UMR4     958,588           940,588  (18,000)        4.00%        20         36  est. due to rate adjust
                                                                                     to 6% on 4/08 & then a
                                                                                     1 yr arm'
31401D3F6   1,058,503         1,037,014  (21,489)        3.94%        21         37  est due to rate adjust
                                                                                     to 5.9% on 5/08 & then
                                                                                    a 1 year arm
31401EAM1   1,057,993         1,027,770  (30,223)        4.00%        19         37  est due to rate adjust
                                                                                     to 6% on 5/08 & then a
                                                                                     1 yr arm
31401EAQ2   1,081,568         1,050,305  (31,263)        4.01%        20         38  est due to rate adjust
                                                                                     to 6% on 6/08 & then a
                                                                                    1 yr arm
31401D3T6   1,137,114         1,104,314  (32,800)        3.78%        20         38  est due to rate adjust
                                                                                     to 5.8% on 6/08 & then
                                                                                    a 1 year
31402ENR5   1,182,754         1,151,111  (31,643)        3.58%        19         39  est due to rate adjust
                                                                                     to 5.6% on 7/08 & then
                                                                                    a 1 year
31404FV59   1,218,207         1,184,021  (34,186)        4.25%        12         46  est due to rate adjust
                                                                                     to 6.2% on 2/09 & then
                                                                                    a 1 year
            7,694,727         7,495,123 (199,604)        3.94%        19         39
                                               WEIGHTED AVERAGE

31400DXG2     460,327           452,195   (8,132)        5.14%        23         53  est due to rate adjust
                                                                                     to 6.8% on 10/09 & then
                                                                                     a 1 yr
31371KYX3     625,347           611,957  (13,390)        4.50%        20         32  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31282R4J0   1,147,519         1,112,652  (34,867)        4.00%        20         50  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31401YWQ4   1,328,424         1,267,963  (60,461)        4.01%        19         62  est due to rate adjust
                                                                                     to 6.8% on 7/10 & then
a                                                                                      1 yr

            3,561,617         3,444,767 (116,850)        4.24%        20         52
                                               WEIGHTED AVERAGE

3128H4Z85     984,410           956,063  (28,347)        4.50%        19         50  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31371K5T4   1,053,902         1,024,877  (29,025)        4.50%        21         50  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31371LB99   1,132,909         1,102,954  (29,955)        4.50%        19         51  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31371LB81   1,159,201         1,115,873  (43,328)        4.00%        19         65  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31371LB81   1,154,088         1,115,873  (38,215)        4.00%        19         65  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months

            5,484,510         5,315,640 (168,870)        4.29%        19         57
                                               WEIGHTED AVERAGE

31335HXR9   1,298,716         1,221,547  (77,169)        4.50%        20        120  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
            1,298,716         1,221,547  (77,169)         4.50%       20        120
                                               WEIGHTED AVERAGE

           28,834,295        28,186,471 (647,824)         3.76%       19         37
                                               WEIGHTED AVERAGE


                                               AS OF 12/31/05

                                                                                        At 12/31/05
                                                                   # months         # of months till
             Amortized        Fair         Unrealized    12/31/05   of  Loss         cost recovery and
Cusip          Cost           Value          Loss         Coupon    Position     the basis for that estimate

36225CUB0    $138,745         $138,223     ($522)         3.75%       3           3  est. due to rate adjust
                                                                                     to 4.75% on 4/06
36225CTZ9     585,645          583,656    (1,989)         3.75%       3           3  est. due to rate adjust
                                                                                     to 4.75% on 4/06
36225CMJ2     460,585          458,907    (1,678)         3.75%       3           3  est. due to rate adjust
                                                                                     to 4.75% on 4/06
36225CUC8     817,698          816,225    (1,473)         3.75%       1           3  est. due to rate adjust
                                                                                     to 4.75% on 4/06
36225CT22     361,874          360,702    (1,172)         3.75%       2           3  est. due to rate adjust
                                                                                     to 4.75% on 4/06
36225CXG6     424,544          420,988    (3,556)         3.75%      25           3  est. due to rate adjust
                                                                                     to 4.75% on 4/06
36225CF27     441,332          436,759    (4,573)         4.38%       2           6  est. due to rate adjust
                                                                                     to 5.375% on 7/06
36225CXZ4     780,696          770,212   (10,484)         4.38%      30           6  est. due to rate adjust
                                                                                     to 5.375% on 7/06
36225CX92     582,509          574,638    (7,871)         4.38%       6           6  est. due to rate adjust
                                                                                     to 5.375% on 7/06
36225CY34     673,165          663,789    (9,376)         4.50%      24           9  est. due to rate adjust
                                                                                     to 5.5% on 10/06
36225CYE0     699,839          684,254   (15,585)         4.50%      28           9  est. due to rate adjust
                                                                                     to 5.5% on 10/06
36225CYG5     628,677          615,046   (13,631)         4.50%      28           9  est. due to rate adjust
                                                                                     to 5.5% on 10/06
36225CXH4     576,177          570,882    (5,295)         3.75%      29          12  est. due to rate adjust
                                                                                     to 4.75% on 1/07
            7,171,486        7,094,281   (77,205)         4.12%      16           6
                                               WEIGHTED AVERAGE

31990UMR4     720,567          700,484   (20,083)         3.99%      29          27  est. due to rate adjust
                                                                                     to 6% on 4/08 & then a
                                                                                     1 yr arm
31401D3F6     802,670          775,277   (27,393)         3.93%      30          28  est due to rate adjust
                                                                                     to 5.9% on 5/08 & then
                                                                                     a 1 year
31401EAM1     808,846          778,230   (30,616)         4.01%      28          28  est due to rate adjust
                                                                                     to 6% on 5/08 & then a
                                                                                     1 yr arm
31401EAQ2     860,424          829,013   (31,411)         4.00%      29          29  est due to rate adjust
                                                                                     to 6% on 6/08 & then a
                                                                                     1 yr arm
31401D3T6     834,002          798,779   (35,223)         3.78%      29          29  est due to rate adjust
                                                                                     to 5.8% on 6/08 & then
                                                                                     a 1 year
31402ENR5     970,867          929,121   (41,746)         3.59%      28          30  est due to rate adjust
                                                                                     to 5.6% on 7/08 & then
                                                                                     a 1 year
31404FV59     952,139          923,711   (28,428)         4.23%      21          37  est due to rate adjust
                                                                                     to 6.2% on 2/09 & then
                                                                                     a 1 year
            5,949,515        5,734,615  (214,900)         3.93%      28          30
                                               WEIGHTED AVERAGE

31400DXG2     365,962          357,044    (8,918)         5.13%      32          44  est due to rate adjust
                                                                                     to 6.8% on 10/09 & then
                                                                                     a 1 yr
31371KYX3     485,131          468,119   (17,012)         4.50%      29          23  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31282R4J0     956,050          914,155   (41,895)         4.00%      29          41  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31401YWQ4   1,067,243        1,011,269   (55,974)         4.00%      28          53  est due to rate adjust
                                                                                     to 6.8% on 7/10 & then
                                                                                     a 1 yr
            2,874,386        2,750,587  (123,799)         4.23%      29          43
                                               WEIGHTED AVERAGE

3128H4Z85     799,508          773,036   (26,472)         4.50%      28          41  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31371K5T4     864,445          830,882   (33,563)         4.50%      30          41  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31371LB99     940,629          904,585   (36,044)         4.50%      28          42  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31371LB81     972,646          921,315   (51,331)         4.00%      28          56  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
31371LB81     969,338          921,315   (48,023)         4.00%      28          56  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
            4,546,566        4,351,133  (195,433)         4.29%      28          48
                                             WEIGHTED AVERAGE

31335HXR9   1,160,336        1,088,795   (71,541)         4.50%      29         111  due to paydowns, and
                                                                                     rates going down in 12
                                                                                     months
            1,160,336        1,088,795   (71,541)         4.50%      29         111
                                             WEIGHTED AVERAGE

           21,702,289       21,019,411  (682,878)         4.14%      24          32
                                             WEIGHTED AVERAGE


                HELD TO MATURITY SECURITIES IN MORE THAN 12 MONTHS OF LOSS POSITION AS OF 3/31/05

                                                               Acquist.         Acquist.
Cusip            Type              Description                 Date             Cost

31339XQV9         FHLB Step         Steps to 5% in 606          6/26/03           999,375
31339Y7K2         FHLB Step         Steps to 5% in 7/06         7/16/03         1,000,000
31339YJU7         FHLB Step         Steps to 5% in 7/06         7/23/03         1,000,000
31339XDG6         FHLB Step         Steps to 5% in 6/08         6/19/03           997,500
31339XPQ1         FHLB Step         Steps to 5% in 6/08         6/26/03           998,750

31339XGT5         FHLB Step         Steps to 4.5% in 6/06       6/26/03         1,000,000
31339YAU6         FHLB Step         Steps to 4% in 7/06         7/15/03         1,000,000
31339Y3D2         FHLB Step         Steps to 4% in 7/06         7/16/03           998,750
31339XVU5         FHLB Step         Steps to 3.75% in 7/06      7/9/03          1,000,000
31331QA98         FFCB 4.74% coup   Prob. Call 4/11, Mat. 4/13  7/1/03          1,038,923

                                                                Total-HTM      10,033,298

                                                                Grand Total    55,147,636



                                             AS OF 3/31/05

                                                                                        At 3/31/05,
                                                                   # months         # of months till
             Amortized        Fair         Unrealized    3/31/05    of  Loss         cost recovery and
Cusip          Cost           Value          Loss         Coupon    Position     the basis for that estimate

31339XQV9     $999,687         $967,500     ($32,187)      3.00%     20           15  1x call at step, then
                                                                                      becomes a 7 year
31339Y7K2    1,000,000          969,060      (30,940)      3.25%     19           16  1x call at step, then
                                                                                      becomes a 7 year
                                                                                      bullet
31339YJU7    1,000,000          971,880      (28,120)      3.50%     19           16  1x call at step, then
                                                                                      becomes a 7 year
                                                                                      bullet
31339XDG6      998,122          945,000      (53,122)      4.25%     20           75  quarterly call, mat
                                                                                      6/18, 5% til 6/13,
                                                                                      then 6.5%
31339XPQ1      999,054          943,130      (55,924)      4.00%     20           63  quarterly call, mat
                                                                                      6/18, 5% til 6/13,
                                                                                      then 7%
31339XGT5    1,000,000          963,130      (36,870)      3.50%     20           39  semiannl call, mat
                                                                                      6/15, steps every 3
                                                                                      yrs, 5.5, 6.5%
31339YAU6    1,000,000          961,880      (38,120)      3.50%     19           51  semiannl call, mat
                                                                                      7/13, steps annually
                                                                                      up .25%
31339Y3D2      999,341          954,380      (44,961)      3.00%     19           51  qrtly call, mat 7/12,
                                                                                      steps every 3 yrs
                                                                                      then 6% last
31339XVU5    1,000,000          952,190      (47,810)      3.25%     19           63  s/a call, mat 7/13,
                                                                                      steps ann 4, 4.25,
                                                                                      4.5, 5, 5.5, 6%
31331QA98    1,014,640          977,810      (36,830)      4.74%      19          72  continous call,
                                                                                      expected call on
                                                                                      4/11, matures 4/13
            10,010,844        9,605,960     (404,884)      3.60%      19          46
                                              WEIGHTED AVERAGE

            38,845,139       37,792,431   (1,052,708)      3.72%      19          39
                                              WEIGHTED AVERAGE


                                            AS OF 12/31/05


                                                                                        At 12/31/05,
                                                                   # months         # of months till
             Amortized        Fair         Unrealized    12/31/05   of  Loss         cost recovery and
Cusip          Cost           Value          Loss         Coupon    Position     the basis for that estimate

31339XQV9    $999,881         $969,690     ($30,191)      3.00%      29           24   1x call at step, then
                                                                                       becomes a 7 year no
                                                                                       bullet
31339Y7K2   1,000,000          969,690      (30,310)      3.25%      28           25   1x call at step, then
                                                                                       becomes a 7 year no
                                                                                       bullet
31339YJU7   1,000,000          970,940      (29,060)      3.50%      28           25   1x call at step, then
                                                                                       becomes a 7 year
                                                                                       bullet
31339XDG6     998,566          944,060      (54,506)      4.25%      29           66   quarterly call, mat
                                                                                       6/18, 5% til 6/13,
                                                                                       then 6.5%
31339XPQ1     999,300          943,130      (56,170)      4.00%      29           54   quarterly call, mat
                                                                                       6/18, 5% til 6/13,
                                                                                       then 7%
31339XGT5   1,000,000          964,060      (35,940)      3.50%      29           30   semiannl call, mat
                                                                                       6/15, steps every 3
                                                                                       yrs, 5.5, 6.5%
31339YAU6   1,000,000          957,810      (42,190)      3.75%      28           42   semiannl call, mat
                                                                                       7/13, steps annually
                                                                                       up .25%
31339Y3D2     999,723          958,440      (41,283)      3.00%      28           42   qrtly call, mat 7/12,
                                                                                       steps every 3 yrs
                                                                                       then 6% last
31339XVU5   1,000,000          950,000      (50,000)      3.50%      28           54   s/a call, mat 7/13,
                                                                                       steps ann 4, 4.25,
                                                                                       4.5, 5, 5.5, 6%
31331QA98   1,003,686          972,190      (31,496)      4.74%      28           63   continous call,
                                                                                       expected call on
                                                                                       4/11, matures 4/13
           10,001,156        9,600,010     (401,146)      3.65%      28           43
                                             WEIGHTED AVERAGE

           31,703,445       30,619,421   (1,084,024)      3.98%      25           35
                                             WEIGHTED AVERAGE


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